April 26, 2005

via U.S. mail and facsimile

Mr. John Bingman
Chief Financial Officer
CCA Industries, Inc
200 Murray Hill Parkway
East Rutherford, NJ 07073

Re:	CCA Industries, Inc.
Form 10-K for the year ended November 30, 2004
File No. 1-31643


Dear Mr. Bingman:

      We have reviewed your response letter dated April 18, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.


Form 10-K for the year ended November 30, 2004

Management`s Discussion and Analysis, page 11
1. We note your response to our prior comment two. However, individual product revenue which accounts for ten percent or more of consolidated revenue must be presented separately both within the business section as well as the financial statements. Reference paragraph 37 of FAS 131 as well as Item 101(c)(1)(i) of Regulation S-
K. The supplemental information that you have presented us appears to indicate that some of your products meet this threshold. Therefore, please revise your disclosure accordingly.

Note 2. Summary of Significant Accounting Policies, page 8

Advertising Costs, page 11
2. We note your response to our prior comment six.  However, APB
28
only allows for the deferral of advertising costs on a very limited basis, such as in direct-response advertising programs. Based on the supplemental information you have provided us, it appears that the terms of your advertising expenditures do not qualify for a deferral of costs. Therefore, please ensure that all advertising costs are expensed either as incurred or the first time the advertising takes place.
3. Please expand for us supplementally on how you are classifying the costs of your co-operative advertising in your statement of operations. We note that some of these costs are being charged directly to sales, but it appears that some of the costs are still being included in your "advertising and promotional" line item. Reference EITF 01-9.

Note 12. Commitments and Contingencies, page 27
4. We note that you still have not responded to all of our questions posed in our previous comment number eleven. Please tell us where you have classified your royalty costs in your statement of operations. To the extent that these costs are classified in your "selling, general and administrative" line item as opposed to the "cost of sales" line, please tell us what guidance you have considered in making such classification.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.


     If you have any questions regarding these comments, please direct them to Patricia Armelin, Staff Accountant, at (202) 824-
5563,
Nathan Cheney at (202) 942-1804 or, in their absence, to the undersigned at (202) 824-5373.


      Sincerely,




      John Cash
      Accounting Branch Chief


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Mr. John Bingman
April 26, 2005
Page 1 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE